UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2004

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to ___________

                  Commission file number 1-3480


                   MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN
                    (Full title of the plan)


                   MDU RESOURCES GROUP, INC.
    (Name of issuer of securities held pursuant to the plan)


                   MDU RESOURCES GROUP, INC.
                       SCHUCHART BUILDING
                     918 EAST DIVIDE AVENUE
                          P.O. BOX 5650
                BISMARCK, NORTH DAKOTA 58506-5650
   (Address of the plan and address of the issuer's principal executive offices)



                            CONTENTS


Required Information

  Financial Statements:

    Statements of Net Assets Available for Benefits
      -- December 31, 2004 and 2003
    Statement of Changes in Net Assets Available for
      Benefits -- Year ended December 31, 2004
    Notes to Financial Statements

  Supplemental Schedules:

    Schedule H, Line 4a - Schedule of Delinquent Participant
      Contributions - Year Ended December 31, 2004

    Schedule H, Line 4i - Schedule of Assets (Held at
      End of Year)

  Report of Independent Registered Public Accounting Firm

  Signature

  Exhibit:

    Consent of Independent Registered Public Accounting Firm



                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31,


                                        2004           2003
Assets:
  Investments (Notes 3 and 5)       $395,053,484   $287,139,748

  Cash and cash equivalents
    (Note 4)                           3,415,749      3,060,837
                                     398,469,233    290,200,585

  Receivables:
    Employer contributions             4,591,885      3,213,772
    Participant contributions            676,508        398,986
    Dividends                          1,470,078      1,408,044
    Other                              3,772,714        197,534

Net assets available for benefits   $408,980,418   $295,418,921



           The accompanying notes are an integral part of these financial statements.



                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Year ended December 31, 2004


Additions to Net Assets
  Attributed to:

  Investment income:
    Dividends                                $  5,752,238
    Interest                                    1,068,057
    Net appreciation in fair value
      of investments (Note 3)                  37,914,450

                                               44,734,745
  Contributions:
    Employers                                  11,394,668
    Employees                                  19,277,858
    Employee rollover                           1,584,750

                                               32,257,276

    Total additions                            76,992,021

Deductions from Net Assets
  Attributed to:

  Distributions to terminated
    participants                               22,107,656
  Administrative expenses                          62,018

    Total deductions                           22,169,674

Net increase in net assets
  available for benefits before
  plan mergers                                 54,822,347

Transfer of assets due to plan
  mergers (Note 6)                             58,739,150

Net assets available for
  benefits at
  beginning of year                           295,418,921

Net assets available for
  benefits at end of year                    $408,980,418


           The accompanying notes are an integral part of this financial statement.



                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


1. Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k)
Retirement Plan (the Plan) provides only general information.
Participants should refer to the plan document for a more complete description of the Plan's provisions.

General --

The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder.

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Board of Directors of the Company may, at any time, amend, modify or terminate the Plan, and the Boards of Directors of the Employers may, at any time, terminate participation in the Plan with respect to the respective Employer. The Company has delegated to the Employee Benefits Administrative Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

The Committee is the plan administrator. The Committee consists of those individuals serving from time to time in the position of or related position of the following: Chief Administrative Officer of the Company, Chief Financial Officer of the Company, Vice President - Human Resources of the Company, and any number of other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Investment Management LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

The Plan contains three parts: (1) The Deferred Savings feature, which allows an eligible employee to elect a pre-tax deferral of a portion of current compensation into a tax-exempt trust and allows Employers to provide for employer matching contributions (standard and prevailing wage law qualified) based on the amount of the eligible employee's pre-tax deferral contribution, (2) The MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) feature, which is the part of the Plan related to participation in the ESOP, and (3) The Profit Sharing/Special Contribution feature, which allows the Employers to make discretionary contributions to the individual accounts of eligible employees, based on attainment of pre-determined earnings levels, and nondiscretionary contributions based on compensation of eligible employees.

Deferred Savings

Eligibility --

Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time or part-time employees.

Contributions --

The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $13,000 for the 2004 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $3,000 for 2004. All participant contributions are credited to the participant's Savings Contribution Account. In addition, the Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan. Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. Rollover contributions may not include after-tax employee contributions.

An election is made by each participant to allocate contributions in one percent increments to any or all of the following
13 currently available investment options:

   - MDU Resources Group, Inc. Common Stock Fund (MDU Resources
     Stock Fund)
   - New York Life Insurance Anchor Account - Stable Value Option
   - American Funds - EuroPacific Growth Fund - International
     Growth Mutual Fund
   - American Funds - The Growth Fund of America - Growth Mutual
     Fund
   - Baron Asset Fund - Growth Mutual Fund
   - Davis New York Venture Fund - Growth Mutual Fund
   - Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
   - Forward Hoover Small Cap Equity Fund - Growth Mutual Fund
   - MainStay Indexed Bond Fund - Income Mutual Fund
   - MainStay S&P 500 Index Fund - Growth and Income Mutual Fund
   - MainStay Small Cap Opportunity Fund - Growth Mutual Fund
   - Royce Total Return Fund - Small-Cap Value Fund
   - Templeton Foreign Fund - International Equity Mutual Fund

On March 2, 2005, the RS Emerging Growth Fund investment option was replaced with the Forward Hoover Small Cap Equity Fund.

Employer Contributions --

Each participant's Employer may elect to provide a standard matching contribution, equal to a percentage of such participant's monthly pre-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. In addition, the participant's Employer may make an additional discretionary variable matching contribution based on the Employer's attainment of pre-determined earnings levels. Standard matching contributions and variable matching contributions are credited to such participant's Matching Contribution Account. All matching contributions are initially invested in the MDU Resources Stock Fund of the Company but can be transferred, at the participant's discretion, to other investment options.

The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Contributions to the MDU Resources Stock Fund, including the Employers' matching contributions, are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market. All such market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion. The Trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting --

A participant's interest in a Savings Contribution Account, Rollover Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

Distributions and Withdrawals --

The amount credited to a participant's Savings Contribution Account, Rollover Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. The Plan only allows single-sum distributions. Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of stock certificates, except for distributions of fractional shares which are in the form of cash.

A participant may make in-service withdrawals (hardship or age 59
1/2) from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

Participant Loans --

A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant's vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the Committee.

ESOP

Eligibility --

Participation in the ESOP feature of the Plan is limited to employees who were participants in the ESOP before January 1, 1987.

Contributions --

As of January 1, 1987, ESOP Accounts have been suspended and no additional contributions shall be made by the Company or participants to such accounts, other than to reflect dividends or other earnings.

Vesting --

A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

Distributions --

Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans, which are not available to ESOP Accounts.

Each participant with an ESOP Account may diversify within the Plan their entire ESOP account balance.

Profit Sharing/Special Contributions

Contributions --

Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Special contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation. Profit sharing/special contributions are credited to such a participant's Profit Sharing Account. Participants may choose to invest profit sharing/special contributions allocated to their individual accounts in any or all of the available investment options.

Vesting --

Generally, a participant's interest in a Profit Sharing Account is 100 percent vested after completing three years of service;
however, certain grandfathered vesting schedules are maintained due to plan mergers.

Distributions and Withdrawals --

Generally, the vested portion of the Profit Sharing Account is distributed in the same manner as the Deferred Savings feature previously mentioned; however, certain grandfathered distribution features are maintained due to plan mergers.

Loans --

Loans may be made from the vested portion of the Profit Sharing
Account in the same manner as the Deferred Savings feature previously mentioned.

Forfeited Accounts --

At December 31, 2004, forfeited nonvested Profit Sharing Accounts totaled approximately $280,000. These forfeited nonvested accounts will be used to reinstate the profit sharing contributions of any reemployed participants pursuant to the terms of the Plan, reduce the employer profit sharing contributions to the Plan or reduce administrative expenses incurred by the Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting --

The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation --

Investments held by the Plan are carried at fair value. Fair value for the New York Life Insurance Anchor Account and MainStay
Cash Reserves Fund approximates cost. The Plan's other investment valuations are based on published market quotations.
Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments --

Distributions to Plan participants are recorded when paid.

Contributions --

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses --

Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $834,000 for the year ended December 31, 2004. Administrative expenses of the Plan related to the MDU Resources Stock Fund commissions and loan fees were paid by the Plan and were approximately $62,000 for the year ended December 31, 2004.

Use of Estimates --

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other --

Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.   Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                    2004            2003
MDU Resources Stock Fund        $216,827,933*  $196,547,050*
MainStay S&P 500 Index Fund       26,320,540     21,451,086
Dodge & Cox Balanced Fund         32,661,928     20,354,122
New York Life Insurance
  Anchor Account                  40,779,228     15,866,888

* Includes both participant and nonparticipant-directed investments

During 2004, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

MDU Resources Stock Fund                       $23,374,839
Mutual Funds                                    14,539,611
                                               $37,914,450

4.   Cash and Cash Equivalents

Cash and cash equivalents represent funds temporarily invested in the MainStay Cash Reserves Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                         December 31,
                                    2004            2003
Net assets, at fair value:
   MDU Resources Stock Fund     $72,402,797*     $62,986,688*
   MainStay Cash Reserves
     Fund                         1,141,615        1,327,781
   Employer receivable              426,664          378,586
   Dividends receivable             486,648          449,785
                                $74,457,724      $65,142,840

* Represents 5 percent or more of the Plan's net assets at December 31.

                                           Year Ended
                                        December 31, 2004

Changes in net assets:
   Contributions                              $ 6,224,890
   Dividends                                    1,879,950
   Interest                                         9,615
   Net appreciation                             7,763,615
Distributions to participants                  (1,880,254)
Transfers to participant-directed options      (4,675,858)
Administrative expenses                            (7,074)
                                              $ 9,314,884

6. Plan Mergers

On September 1, 2004, the Morse Bros., Inc. Employee's Profit Sharing and Trust (MBI Plan), The Pouk & Steinle Retirement Savings Plan (P&S Plan) and the Northwest AGC Chapters 401(k) Profit Sharing Plan (Northwest Plan) as adopted by Oregon Electric Construction, Inc. (OEC Portion) were merged into the Plan. The net assets transferred by the MBI Plan were $33.8 million. The net assets transferred by the P&S Plan were $57,131. The net assets transferred by the OEC Portion of the Northwest Plan were $589,824.

On October 1, 2004, the Savings Plan for Salaried Employees of
Hawaiian Cement (Hawaiian Cement Plan) merged into the Plan. The net assets transferred by the Hawaiian Cement Plan were $6.3 million.

On December 29, 2004, the Loy Clark Pipeline Company 401(k) Plan
(Loy Clark Plan) merged into the Plan. The net assets transferred by the Loy Clark Plan were $111,890.

On December 31, 2004, the Rocky Mountain Contractors Employees' Profit Sharing Plan and the Rocky Mountain Contractors Employees' Pension Plan (collectively the Rocky Mountain Plans), as adopted by Rocky Mountain Contractors, Inc. and Hamlin Electric Company, and the Montana Contractors' Association, Inc. Money Purchase Retirement Plan and Trust, as adopted by JTL Group, Inc. and the Montana Contractors' Association, Inc. 401(k) Retirement Plan and Trust, as adopted by JTL Group, Inc. (collectively the JTL Plans) merged into the Plan. The net assets transferred by the Rocky Mountain Plans were $2.3 million and are reflected in other receivables at December 31, 2004. The net assets transferred by the JTL Plans were $15.5 million, of which $1.5 million is reflected in other receivables at December 31, 2004.

7. Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 26, 2003, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on February 22, 2002. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan will take all necessary steps to maintain its qualified tax status.

8. Related-Party Transactions

The New York Life Insurance Anchor Account, MainStay Indexed Bond
Fund, MainStay S&P 500 Index Fund, MainStay Small Cap Opportunity
Fund and MainStay Cash Reserves Fund are managed by and are related parties to the Recordkeeper. These arrangements therefore qualify as party-in-interest transactions.

9. Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant
Contributions, with respect to the Plan during the plan year ended December 31, 2004.








                          SUPPLEMENTAL

                            SCHEDULES



                    MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN


   EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004) SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                     Year Ended December 31, 2004




        Participant Contributions     Total That Constitute Nonexempt
        Transferred Late to Plan      Prohibited Transactions

                         $ 29,985                             $29,985



                       MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN


 EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        December 31, 2004


                                                                  Current
       Issuer                   Description        Cost            Value

MDU Resources Group, Inc.
  Common Stock *             8,126,984 shares   $118,807,481    $216,827,933

Mutual Funds:
   American Funds -
     EuroPacific Growth Fund   116,853 units       3,601,750       4,120,230
   American Funds - The
     Growth Fund of America    729,297 units      17,773,213      19,858,748
  Baron Asset Fund             206,354 units       9,371,946      10,837,712
  Davis New York
    Venture Fund               235,036 shares      6,557,676       7,213,271
  Dodge & Cox
    Balanced Fund              411,618 units      28,737,150      32,661,928
  MainStay Indexed
    Bond Fund *                982,246 units      10,732,739      10,775,243
  MainStay S&P 500
    Index Fund *               942,713 units      26,409,701      26,320,540
  MainStay Small Cap
    Opportunity Fund *         331,204 units       5,941,185       6,024,609
  Royce Total Return           290,950 units       3,160,702       3,567,051
  RS Emerging Growth Fund      172,080 units       4,543,146       5,568,496
  Templeton Foreign Fund       343,742 units       3,398,436       4,228,022

Money Market Fund:
  MainStay Cash
    Reserves Fund *          3,415,749 units       3,415,749       3,415,749

Pooled Separate Account:
  New York Life Insurance
    Anchor Account *        40,779,228 units      40,779,228      40,779,228

Participant Loan Funds *     5.00% to 11.50%             ---       6,270,473

                                                $283,230,102    $398,469,233

*Indicates party-in-interest investment



REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

MDU Resources Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 14, 2005


                            SIGNATURE



The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Employee Benefits Administrative
Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU Resources Group, Inc.
                                  401(k) Retirement Plan


Date: June 16, 2005               By  /s/ Warren L. Robinson
                                     Warren L. Robinson
                                     Chairman, Employee Benefits
                                        Administrative Committee



     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in Registration
Statement No. 333-70622 of MDU Resources Group, Inc. on Form S-8 of our report dated June 14, 2005, appearing in this Annual
Report on Form 11-K of MDU Resources Group, Inc. 401(k)
Retirement Plan for the year ended December 31, 2004.




/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP



Minneapolis, Minnesota
June 16, 2005